UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 4, 2016

LILIS ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-35330	74-3231613
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

216 16th Street, Suite #1350
Denver, CO	80202
(Address of Principal Executive Offices)	(Zip Code)

(303) 951-7920

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Heartland Forbearance Agreement Amendment

As previously disclosed in the Current Report on Form 8-K filed by Lilis Energy, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission, on January 5, 2016, the Company entered into a forbearance agreement, as amended on March 1, 2016 (the “Forbearance Agreement”) with Heartland Bank, an Arkansas state bank (“Heartland”) and the financial institutions from time to time signatory thereto (individually each a “Lender” and any and all such financial institutions, collectively, the “Lenders”), pursuant to which Heartland, acting for itself as Lender and as administrative agent, agreed to forbear exercising any of its remedies for the existing covenant defaults pursuant to that certain agreement, dated as of January 8, 2015, for period of time to permit the Company to consummate the merger with Brushy Resources, Inc. and seek refinancing of the indebtedness owed to Heartland in the approximate amount of $2,750,000 (the “Loan”).

On May 5, 2016, the Company and Heartland entered into a second amendment to the Forbearance Agreement (the “Amendment”). Pursuant to the Amendment, the limit on the amount of New Subordinated Debt (as defined in the Amendment) that the Company has been permitted to raise was eliminated and the Forbearance Expiration Date was extended to May 31, 2016. As consideration for the forgoing, the Company paid Heartland (i) overdue interest owed pursuant to the Loan and interest due through May 31, 2016 in the approximate amount of $87,000 and reimbursement of a portion of Heartland’s fees and expenses in an approximate amount of $53,000.

A copy of the Amendment is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment.

Convertible Note Bridge Financing

Beginning December 29, 2015, the Company entered into 12% convertible subordinated note purchase agreements (each a “note purchase agreement”), by and among the Company and the lending parties set forth on the each of the signature pages attached thereto (the “Purchasers”), for the issuance of an aggregate principal amount of $3.75 million unsecured subordinated convertible notes, we refer to as the convertible notes, which includes the $750,002 of short-term notes exchanged for convertible notes by the Company, as described more fully below, and warrants to purchase an aggregate of approximately 15.0 million shares of common stock at an exercise price of $0.25 per share. The proceeds of this issuance were used to fund the refundable deposit to Brushy Resources, Inc. (“Brushy”) in connection with the merger and for other working capital needs.

On March 18, 2016, the Company issued an additional aggregate principal amount of $500,000 of convertible notes and warrants to purchase 2.0 million shares of common stock, which have the terms and conditions as the convertible notes and warrants with the exception of the maturity date on the convertible notes, which is April 1, 2017. A portion of the proceeds from these convertible notes were used to make advances to Brushy for payment of operating expenses pending completion of the merger. If the merger is not completed, these amounts are subject to repayment by Brushy.

Additionally, on or about May 6, 2016 (the “May Financing”), we issued an additional aggregate principal amount of approximately $1.3 million of convertible notes and warrants to purchase approximately 5.0 million shares of common stock, which have the same terms as the convertible notes with a maturity date of April 1, 2017 and with the exception of the warrant exercise price which is $0.01.

The convertible notes bear interest at a rate of 12% per annum, payable at maturity. The convertible notes and accrued but unpaid interest thereon are convertible in whole or in part from time to time at the option of the holders thereof into shares of Common Stock at a conversion price of $0.50. The convertible notes may be prepaid in whole or in part by paying all or a portion of the principal amount to be prepaid together with accrued interest thereon to the date of prepayment at a premium of 103% for the first 120 days and a premium of 105% thereafter, so long as no senior debt is outstanding. The convertible notes contain customary events of default, which, if uncured, entitle each noteholder to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the convertible notes, subject to certain subordination provisions.

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In connection with the May Financing, in exchange for the additional consideration certain Purchasers received amended and restated warrants to purchase approximately 5.0 million shares of common stock, which reduced the exercise price of the warrants issued to these Purchasers in each of the prior two convertible notes issuances from $0.25 to $0.01. Additionally, certain of these Purchasers received amended and restated warrants to purchase an aggregate amount of up to approximately 2.6 million shares of the Company’s common stock, which were amended to reduce the exercise price on each of the warrants, which had been issued in previous transactions during the years 2014 and 2013 from $4.25, in the case of approximately 800,000 warrants and $2.50 in the case of the remainder to $0.01, which were all subsequently exercised.

The Purchasers in May Financing include certain related parties of the Company including the Bruin Trust, an irrevocable trust managed by an independent trustee and whose beneficiaries include the adult children of Ronald D. Ormand, Chairman of the Company’s Board of Directors ($100,000), Nuno Brandolini, a director of the Company ($100,000) and G. Tyler Runnels, a former director of the Company through T.R. Winston & Company, LLC, who holds more than 5% of the Company’s common stock ($200,000).

The issuance of the convertible notes pursuant to the note purchase agreements will not be registered under the Securities Act. The Company relied upon the exemption from securities registration provided by Section 4(a)(2) under the Securities Act for transactions not involving a public offering.

The foregoing description of the terms of the convertible notes, the warrants and the note purchase agreements are not complete and is qualified in its entirety by reference to the terms of the Convertible Notes, the Warrants and the Note Purchase Agreements, forms of which are filed as Exhibits 4.1, 4.2, and 10.5, respectively, to the Company’s current report on Form 8-K filed January 5, 2016, and hereby incorporated into this report by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Information required to be disclosed in this Item 2.03 relating to the convertible notes and the material terms thereof is incorporated by reference to Item 1.01 of this report.

Item 3.02 Unregistered Sales of Equity Securities

As described above, on or about May 6, 2016, the Company issued an aggregate principal amount of approximately $1.3 million convertible notes (as described in Item 1.01 above) and warrants to purchase an aggregate amount of up to approximately 5.0 million shares of common stock to accredited investors and certain affiliates of the Company. Additionally, certain of the Purchasers received amended and restated warrants to purchase shares of the Company’s common stock in an aggregate amount of approximately 5.0 million shares at an exercise price of $0.01, of which approximately 2.6 million of those warrants were subsequently exercised.

These securities were issued pursuant to Section 4(a)(2) of the Securities Act. The investors represented their intentions to acquire the securities for investment only and not with a view toward distribution. The holders were given adequate information about the Company to make an informed investment decision. The Company did not engage in any general solicitation or advertising. The Company issued the warrants with the appropriate restrictive legend affixed thereto.

Information required to be disclosed in this Item 3.02 relating to the conversion price of the convertible notes, the exercise price of each of the warrants, and the material terms thereof is incorporated by reference to Item 1.01 of this report.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

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Item 9.01             Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
4.1	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on January 5, 2016).
4.2	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed on January 5, 2016).
10.1	Second Amendment to the Forbearance Agreement, dated as of May 4, 2016, between Lilis Energy, Inc. and Heartland Bank, as administrative agent.
10.2	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.5 to the Company’s current report on Form 8-K filed on January 5, 2016).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2016	LILIS ENERGY, INC.

	By:	/s/ Kevin Nanke
Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on January 5, 2016).
4.2	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed on January 5, 2016).
10.1	Second Amendment to the Forbearance Agreement, dated as of May 4, 2016, between Lilis Energy, Inc. and Heartland Bank, as administrative agent.
10.2	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.5 to the Company’s current report on Form 8-K filed on January 5, 2016).

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